EXHIBIT 12.1

Trico Marine Services, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	1999 (1)	2000 (2)	2001 (3)	2002 (4)	2003 (5)	Nine months ended September 30, 2004 (6)

Net loss	$(33,410)	$(12,722)	$(6,923)	$(67,978)	$(164,398)	$(77,348)
Amortization of capitalized interest	174	216	215	242	262	173
Income tax expense (benefit)	(16,770)	(4,946)	(3,317)	14,550	(2,888)	(1,553)

Loss from operations before income taxes	$(50,006)	$(17,452)	$(10,025)	$(53,186)	$(167,024)	$(78,728)

Fixed Charges
Interest on long-term debt expensed	$31,987	$29,883	$26,232	$28,432	$30,159	$25,812
Interest on long-term debt capitalized	1,206	—	156	737	236	—
Amortization of deferred financing costs	1,632	1,388	1,366	1,127	977	7,756
Estimated portion of rental expense attributable to interest	72	65	69	125	450	410

Total Fixed Charges	$34,897	$31,336	$27,823	$30,421	$31,822	$33,978

Earnings (loss) from continuing operations before income taxes and fixed charges, except capitalized interest	$(16,315)	$13,884	$17,642	$(23,502)	$(135,438)	$(44,750)

Ratio of earnings to fixed charges	—	—	—	—	—	—

(1) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $51.2 million

(2) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $17.5 million

(3) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.2 million

(4) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $53.9 million

(5) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $167.3 million

(6) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $78.7 million